BRENHAM OIL & GAS CORP.
Kemah, TX 77565
281-334-9479 Fax 281-334-9508

Email: info@brenhamoil.com

February 23, 2011

US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attn: Timothy Levenberg, Special Counsel

RE: Brenham Oil & Gas Corp.
Amended Registration Statement on Form S-1

File No. 333-169507

Filed January 6, 2011

Dear Mr. Levenberg:

This letter is in response to the staff’s letter dated January 28, 2011 regarding the above-referenced registration statement. For the convenience of the staff’s review, we have included each comment followed by our response to each comment.

We have substantially revised the disclosure regarding the rescission offer and the offer to purchase the spin-off distribution shares, including the cash consideration plus accrued interest, extending the expiration date to a date not less than 20 days after the effective date of the registration statement and other specific details regarding the terms of the rescission offer.

General

Comment 1. We remind you of prior comments 1 and 2 from our letter to you dated October 18, 2010.

Response 1. We have made revisions to throughout the prospectus to make consistent parallel changes when one comment applies to more than one section. Further, as we discussed, we do not intend to distribute the preliminary prospectus and will only distribute the prospectus after we have cleared all SEC comments. We do not intend to include and art or graphics in the prospectus.

Comment 2. Your amended registration statement appears to involve an attempt to commence a rescission offer. Prior comment 4 from our letter to you dated October 18, 2010, suggested that prior to taking any actions to address the staffs concerns regarding the spin-off distribution, we hoped you would first explain and provide us with proposed responsive disclosure. However, insofar as your amended Form S-l now explicitly states that you have commenced a rescission offer that by its terms ends on January 31, 2011, it is imperative that your next filing make clear to investors the actual status of the offer, the terms of which have not yet been finalized. Counsel for the company indicated to the staff in a conversation on January 24, 2011, that nothing has been distributed and that contrary to the plain meaning of the disclosures in the amended registration statement, it was not the company's intention to commence a rescission offer. This needs to be made clear in the next filing.

Response 2. We have revised the disclosure related to the terms of the rescission offer in response to this comment and our conference call. Specifically, (i) we have set March __, 2011 as the expiration date of the rescission offer; (ii) we have established the cash consideration together with accrued interest payable per share and the total aggregate amount of cash plus interest payable if all shareholders accept the rescission offer; (iii) the rescission now provides for the offer of cash or acceptance of registered shares at the election of each shareholder; and (iv) the rescission offer has not commenced nor will it commence until the registration statement is declared effective by the Commission.

Comment 3. If the company intends to register a rescission offer, the top of the front cover page of the prospectus should clearly so indicate.

Response 3. We have added to the top of the cover page of the prospectus the fact that it is a rescission offer.

Comment 4. A number of new or revised disclosures appear incorrect, incomplete, or require further explanation to ensure that your disclosure is accurate and complete. The following are examples of such disclosure, but the list is not intended to be exhaustive. Please address each item in your letter of response, and indicate precisely where responses to each element of each of our numbered comments may be found in the marked version of the amended Form S-1.

- "As a result of the spin-off, Brenham became a separate public company." Cover page.

Response: We have deleted this sentence in the 3rd paragraph of the cover page.

- "The rescission offer will expire on January 31, 2011." Cover page. \

Response: We have changed the expiration date of the rescission offer to March __, 2011 throughout the registration statement.

- "In the event that any shareholders exercise their right of rescission, those shares subject to the rescission will be cancelled." Cover page.

Response: We have revised the disclosure on the cover page to eliminate the reference to cancelled and to reflect that the shares will be purchased and included the purchase price.

- "We are offering to repurchase all 10,297,019 shares distributed ..... " Cover page.

Response: We have revised the disclosure in the prospectus summary pursuant to this comment.

- "The information in this prospectus is complete and accurate only as of the date of the front cover regardless ...." Page 6.

Response: We have deleted this sentence from the prospectus summary.

Comment 5. It is unclear why you suggest that you are offering to "repurchase" shares, when all you have offered is to cancel shares. We will need to discuss with you in greater detail how you propose to address our prior comments regarding the spin-off distribution, as well as additional issues related to your revised disclosure. Please let Caroline Kim know when you will be available for that purpose.

Response 5. In furtherance of our conference call, we have revised the disclosure throughout the registration statement to reflect that the rescission offer provides to the purchase of shares from those shareholders who elect to accept the rescission offer at the rescission offer purchase price plus accrued interest.

Comment 6. We reissue prior comment 6 from our letter to you dated October 18, 2010. You currently only indicate that the sellers may be "deemed" to be underwriters.

Response 6. We have revised the disclosure and removed the word “deemed” in the 4th paragraph on the cover page of the prospectus, the 1st paragraph under “Plan of Distribution” and the 1st paragraph under the subheading “Information Regarding Selling Shareholders.”

Comment 7. We note your responses to prior comments 9(vii) and 34 with respect to Elkana Faiwuszewicz' affiliation with Brenham Oil. Given that American International Industries, Inc. remains the controlling shareholder and Mr. Faiwuszewicz is the brother of Brenham CEO, Daniel Dror, please provide the basis for your conclusions. In the alternative, please revise your disclosures accordingly.

Response 7. We have revised the disclosure under the subcaption “Information Regarding Selling Shareholders” and under the caption “Security Ownership of Certain Beneficial Owners and Management” to reflect that Mr. Faiwuszewicz, by virtue of his being an affiliate of American, the Company’s parent, that he is also an affiliate of the Company

General

Comment 8. Please include appropriate risk factors pertaining to the spin-off dividend distribution and the proposed rescission offering.

Response 8. We have included disclosure under a new subcaption “Risks Factors Related to the Rescission Offer.” Amendment No.1 contained disclosure “Risks Related to our Spin-Off from AMIN.”

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 24

Comment 9. We reissue the second sentence of prior comment 11 from our letter to you, dated October 18, 2010.

Response 9. We have revised the disclosure under the Questions and Answers about AMIN and the Spin-Off Transaction, deleting the reference to AMIN’s belief and stating the tax opinion of GBH CPAS, PC provides that the spin-off transaction qualifies as a tax-free transaction. We have also deleted both bold capitalized suggestions that AMIN shareholders consult with tax advisors, previously under the subheading “Material U.S. Federal Income Tax Consequences of the Spin-Off.” We have also deleted the first full paragraph under the bullet points under the subcaption “Material U.S. Federal Income Tax Consequences: The Spin-Off Qualifies as a Transaction that Is Generally Tax Free under Sections 355 and/or 368(a)(1)(D) of the Code.”

Financial Statements for Fiscal Year Ended December 31, 2009

Note 4. Income Taxes, page 42

Comment 10. We note your statement that "There was no difference between the effective income tax expense and the computed "expected" federal income tax expense on earnings before income taxes." Please clarify for us what you mean by "expected" federal income tax expense. In this regard, the tax rate reconciliation contemplated by FASB ASC 740-1050-12 specifies that a comparison should be made using the "domestic federal statutory tax rates."

Response 10. A tax rate reconciliation has been included in the income tax note for the audited financial statements for the years ended December 31, 2010 and 2009.

Financial Statements for Fiscal Quarter Ended September 30, 2010

Note 3. Income Taxes, page 47

Comment 11. We note your statement that "At December 31, 2009, Brenham had federal income tax net operating loss ("NOL”) carryforwards of approximately $125,000." Please explain to us why this disclosure seems to differ from disclosure on page 42, which states "There were no deferred tax assets or liabilities as of December 31, 2009 and 2008."

Response 11. The net operating loss carryforwards have a full valuation allowance against them so that there is a net deferred tax asset of $0. We have added the word “net” to the disclosure on page 42 to clarify.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 48

General

Comment 12. We have considered your responses to prior comments 26 and 27. However, we are unable to locate the additional discussion you indicate was added to your amendment filed on January  6, 2011. Please advise.

Response 12. We have included the disclosure previously submitted as our response to comment 26 but inadvertently omitted from the body of MD&A in Amendment #1 of the registration statement. This information has been included in Amendment #2~~.~~

Comment 13. We note from the proposed disclosure you provided in response to prior comment 27 that your "executive officers have neither received any cash compensation nor any stock awards since inception through the current date." In light of this information, please explain to us the circumstances that resulted in your issuance of common stock in April 2010 to certain officers and directors for "services provided," as reflected in the table on page 61.

Response 13. We have revised the disclosure that was previously submitted as our response to comment 27 but inadvertently omitted from the body of the MD&A under “Liquidity and Capital Resources” to reflect that no cash compensation has been paid but that restricted shares of common stock were issued to our President and CFO for services.

Other Expenses of issuance and Distribution. page 60

Comment 14. We note you estimate total expenses related to this offering of approximately $38,000. Given you had only $6,057 in cash as of September 30, 2010, please tell us how you intend to pay for the expenses of this offering.

Response 14. We have included disclosure that American will pay all expenses related to the offering.

Closing

In the event that we request acceleration of the effective date of the pending registration statement we will provide a written statement acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that the staff's comments or changes to disclosure in response to staff comments in the registrant's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel Dror

Daniel Dror, Chief Executive Officer